February 5, 2009

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey R. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc. Form 10-K
Filed February 8, 2008
File No. 001-33497

Dear Mr. Riedler:

On behalf of our client, Amicus Therapeutics, Inc., a Delaware corporation (the “Company” or “Amicus”), we confirm receipt of the comment letter to John F. Crowley, the Company’s President and Chief Executive Officer, dated December 22, 2008 (the “Comment Letter”) from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. We are responding on behalf of the Company to the Staff’s comments, and set forth below are the responses of the Company to the comments that were contained in your letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

General Background

Amicus is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of a new class of orally-administered, small molecule drugs, known as pharmacological chaperones, for the treatment of a range of human genetic diseases. As disclosed in the Company’s first proxy statement filed after its initial public offering, compensation decisions for 2007 were determined using a methodology that was put in place at the beginning of the year prior to its initial public offering and reflected the Company’s overall stage of development at the time and its status as a privately held company. Since that time, the Company, under the supervision of the Compensation Committee, has worked to evolve its compensation planning structure to one that reflects its status as a public company. The Company has, among other things, retained an independent, outside consultant to advise the Compensation Committee on compensation matters and established a formal peer group against which compensation planning is benchmarked. The Compensation Committee continually reviews its use of goals and objectives for executives to align executive compensation with the Company’s performance.

With respect to disclosure of specific Company and individual goals and objectives, the Company respectfully advises the Staff that it believes such disclosure would result in competitive harm to the Company. Specifically, the confidential, internal goals and objectives set by the Company reflect proprietary commercial and scientific information of the Company which has not been disclosed to the public and is not known to its competitors. These goals as they relate to clinical development strategies and timelines, clinical trial subject enrollment, specific areas of research focus and regulatory strategy are highly confidential. As an alternative, the Company proposes to disclose a summary of goals and objectives that provides investors with an understanding of the factors that are considered in connection with compensation planning. The Company provided a summary of the key elements of the Company’s goals and objectives on page 17 of the proxy statement.

The Company’s industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. The Company is developing medicine products for treatment of rare diseases that affect an extremely small number of patients. The Company faces potential competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Many of the Company’s competitors may have significantly greater financial resources and expertise associated with research and development, regulatory approvals and marketing approved products. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, enrolling subjects for clinical trials in rare diseases, as well as in acquiring technologies complementary to, or necessary for, its programs. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

In the context of this intense competition, disclosure of specific goals and objectives relating to the Company’s clinical development, research and commercial efforts would allow competitors to draw meaningful conclusions about factors determining (i) the likelihood of the Company reaching certain clinical development and regulatory milestones, (ii) clinical trial strategies, and (iii) areas of new scientific research. Knowledge of this confidential information would allow the Company’s competitors to understand how aggressively the Company is pursuing development of its products, clinical trial subject enrollment, research into new areas, and regulatory filings, and allow its competitors to strategize in a manner harmful to the Company.

Moreover, disclosure of specific goals and objectives would not contribute materially to investors’ understanding of the Company’s compensation planning for executives. The Company has provided investors with information on the formula for calculating annual cash incentive awards, the range of the potential size of the awards, the factors that are considered in determining the awards and the Compensation Committee’s rationale for determining awards. The Company believes this along with a summary of goals, objectives and accomplishments, provides investors with all the material information needed to understand how the Company determines executive compensation. In response to comments of the Staff restated below, the company has provided examples of disclosure reflective of the forgoing discussion.

Comment

Compensation Discussion and Analysis

1.

We note your statement on page 18 of your proxy statement that individual goals and objectives are established at the beginning of each year and are critical to ensuring that your compensation program rewards each executive based on his or her success relative to the specific goals for his or her role. Please describe each executive’s individual goals and explain how the individual’s achievement of these goals or failure to achieve these goals was used in determining the individual’s salary increase, bonuses and/or equity incentive awards. Please note, to the extent these goals were quantified, the description of these goals should also be quantified.

Response:

In response to the Staff’s comment, in its future filings the Company will expand the discussion in the Compensation Discussion and Analysis to include a more detailed discussion of the nature of individual objectives for Amicus’ executives and how such executives’ accomplishments relate to determinations on increases to base salary and annual cash incentive awards for the last fiscal year. For example, with respect to annual cash incentive determinations, the disclosure for 2007 would have been expanded on page 19 of the proxy statement as detailed below, with the additional disclosure underlined in the text.

In addition, the plan provides for an individual multiplier that is determined based upon the individual performance year end rating. The multiplier may typically range from 0%-120+%. Individual multipliers for 2007 for named executive officers ranged from 100% to 120%. The individual multiplier for each executive is determined after considering several factors including achievement of individual objectives, departmental or organizational performance, and other significant accomplishments.

Individual objectives are necessarily tied to the particular area of expertise of the executive and are designed to support the Company’s achievement of its corporate goals. Individual objectives are based on a variety of factors, including the following categories: company growth; leadership; clinical and regulatory progress; development and integration of departments; establishment of presence in the biopharmaceutical community; and scientific advancement. Achievement of these objectives is measured relative to external forces, internal resources utilized and overall individual effort.

Our chief executive officer’s individual performance is measured by the Company’s ability to meet its corporate goals and is reviewed and approved by our Chairman of the Board and the Compensation Committee. Individual performance objectives of our other named officers are determined by the executive officer to whom each named executive officer reports, but are neither reviewed or approved by the Compensation Committee. During the annual review process, the Company’s chief executive officer discusses with the Compensation Committee his overall evaluation for each executive which includes each executive’s performance and accomplishments as they relate to the Company’s corporate goals, departmental performance, and other significant accomplishments. The Compensation Committee also considers the degree of difficulty in attaining the Company’s goals and the executive’s accomplishments. The Compensation Committee reviews and discusses their evaluation of the Company’s chief executive officer’s performance and accomplishments in executive session along with the Chairman of the Board and without the presence of the chief executive officer.

The 2007 annual cash incentive target for Mr. Crowley, the Company’s chief executive officer, was 50% of his salary, or $200,000. The Compensation Committee recognized Mr. Crowley’s extensive contributions leading our successful initial public offering, directing our transition to a public company, driving and completing the license and strategic collaboration agreement with Shire Pharmaceuticals Ireland Ltd. to jointly develop the Company’s three lead pharmacological chaperone compounds for lysosomal storage disorders, and managing executive talent acquisition in clinical and regulatory functions. In recognition of his 2007 achievements, the Compensation Committee determined that Mr. Crowley exceeded performance expectations and used its discretion to set his individual multiplier at 110%. Mr. Crowley’s annual cash incentive payout was $220,000.

Mr. Hayden’s 2007 annual cash incentive target was 50% of his salary, or $17,308. The Compensation Committee recognized Mr. Hayden for effectively serving as interim chief executive officer during Mr. Crowley’s absence and for driving enhancements in the Company’s administrative infrastructure. Overall, the Compensation Committee determined that Mr. Hayden exceeded performance expectations of an interim chief executive officer and used its discretion to set his individual multiplier at 110%. Mr. Hayden’s annual cash incentive payout was $19,000.

Mr. Dentzer’s 2007 annual cash incentive target was 30% of his salary, or $84,840. The Compensation Committee recognized Mr. Dentzer for driving and completing our initial public offering, building the foundation of the company’s investor relations function, and enhancing finance and control capabilities, including his role in the recruitment of key finance personnel. In recognition of his 2007 achievements, the Compensation Committee determined that Mr. Dentzer exceeded performance expectations and used its discretion to set his individual multiplier at 110%. Mr. Dentzer’s annual cash incentive payout was $93,324.

Mr. Patterson’s 2007 annual cash incentive target was 30% of his salary, or $94,050. The Compensation Committee noted Mr. Patterson’s efforts in the areas of talent acquisition in clinical and regulatory functions, advancement of clinical development of our lead programs, and expansion of the Company’s presence in the physician and patient biopharmaceutical communities. In considering Mr. Patterson’s performance and individual multiplier, the Compensation Committee also recognized Mr. Patterson’s significant efforts and contributions in support of the Company’s successful initial public offering. Overall, the Compensation Committee determined that Mr. Patterson exceeded performance expectations and used its discretion to set his individual multiplier at 105%. Mr. Patterson’s annual cash incentive payout was $98,753.

Dr. Lockhart’s 2007 annual cash incentive target was 30% of his salary, or $89,040. The Compensation Committee noted Dr. Lockhart’s efforts leading to the enhancement of the Company’s scientific organization and improved collaboration of science and clinical operations. In considering Dr. Lockhart’s performance and individual multiplier, the Compensation Committee also recognized Dr. Lockhart’s key scientific contributions to the Company’s successful initial public offering as well as his leadership of the Company’s scientific diligence effort related to the strategic collaboration with Shire Pharmaceuticals Ireland Ltd. Overall, the Compensation Committee determined that Dr. Lockhart significantly exceeded performance expectations and used its discretion to set his individual multiplier at 120%. Dr. Lockhart’s annual cash incentive payout was $106,848.

Dr. Licholai’s 2007 annual cash incentive target was 25% of his salary, or $58,415. The Compensation Committee recognized Dr. Licholai’s leadership efforts expanding the Company’s presence in the physician and patient biopharmaceutical communities, identifying new clinical trial sites, and establishing and managing key medical relationships, including management of all medical communications. Overall, the Compensation Committee determined that Dr. Licholai exceeded performance expectations and used its discretion to set his individual multiplier at 110%. Dr. Licholai’s annual cash incentive payout was $64,257.

Compensation Discussion and Analysis

2.

Additionally, please revise the discussion of your corporate goals to provide a more detailed description. Your discussion should include a description of the goals that were not met and to the extent that the goals were quantified when set, the discussion should also be quantified.

Response:

In response to the Staff’s comment, in its future filings the Company will expand the discussion in the Compensation Discussion and Analysis to include a more detailed discussion of the nature of the Company’s corporate goals and objectives for the last fiscal year. For example, with respect to annual cash incentive determinations, the disclosure for 2007 would have been expanded on page 19 of the proxy statement as detailed below, with the additional disclosure underlined in the text.

The Compensation Committee applies a corporate multiplier based upon a determination of how the Company performed against the previously agreed corporate goals and the other significant corporate activities that occurred during the year. This corporate multiplier may range from 0% to 150%.

On an annual basis, the Board works with management to set Company goals and objectives that reflect a high degree of difficulty and acceleration of execution of the Company’s strategies commensurate with our short and long-term business plan. The Company’s internal goals and objectives reflect complex assumptions based on internal analyses and projections, and are intended to encourage the Company to pursue its business plan in an expedited, aggressive manner. Once the Company’s goals and objectives have been developed, they are reviewed and approved by the Compensation Committee and finally approved by the full Board. For 2007, our corporate objectives are summarized as follows: (1) advance the clinical development of our three lead pharmacological chaperone compounds for lysosomal storage disorders, (2) advance the development of pre-clinical program targets in certain other diseases, and (3) establish a corporate partnership.

In reaching its recommendation on the corporate multiplier, the Compensation Committee reviewed the Company’s performance relating to the goals and objectives as a whole. Additionally, the Compensation Committee does not apply a weighting to the Company’s goals and objectives.

In the 2007 plan year, the Company achieved some of its 2007 corporate goals and made significant progress towards the achievement of others; however, not all targets were completely met. Objectives that were not fully met in 2007 included delays in (i) completing regulatory meetings for one program, (ii) patient enrollment in clinical trials for one program, and (iii) filing clinical protocols with regulatory authorities. However, the Compensation Committee determined that the Company’s successful completion of the initial public offering and the execution of the License and Collaboration Agreement with Shire Pharmaceuticals Ireland, Ltd., the combination of which significantly reduced financial risk to investors, along with substantial clinical progress in three programs and continued overall scientific progress, more than offset areas in which goals were not met completely. As such, the Compensation Committee recommended a composite 100% corporate multiplier in recognition of the 2007 achievements. This recommendation was approved by the full Board of Directors.

*       *       *       *

Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact Geoffrey P. Gilmore, Senior Vice President and General Counsel of the Company or Julio E. Vega at (617) 951-8901 of Bingham McCutchen LLP.

Very truly yours,

/s/Julio E. Vega, Esq.

Julio E. Vega, Esq.

cc:	Mike Rosenthall, U.S. Securities and Exchange Commission
John F. Crowley, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Meerie M. Joung, Esq., Bingham McCutchen LLP

AMICUS THERAPEUTICS, INC.

6 Cedar Brook Drive

Cranbury, NJ 08512

February 5, 2009

Jeffrey R. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-0404

Re:	Amicus Therapeutics, Inc. Form 10-K
Filed February 8, 2008
File No. 001-33497

Dear Mr. Riedler:

In connection with the response letter dated February 5, 2009 submitted on our behalf, Amicus Therapeutics, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 22, 2008, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact our General Counsel, Geoffrey P. Gilmore at (609) 662-2029, or Julio Vega at (617) 951-8901of Bingham McCutchen LLP.

Very truly yours,

/s/ John F. Crowley John F. Crowley
President and Chief Executive Officer

cc:             Mike Rosenthall, U.S. Securities and Exchange Commission

James Dentzer, Amicus Therapeutics, Inc.
Geoffrey Gilmore, Amicus Therapeutics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
Meerie M. Joung, Esq., Bingham McCutchen LLP